UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

CLINICAL DATA, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

18725U109

(CUSIP Number)

Herschel S. Weinstein Forest Laboratories, Inc. 909 Third Avenue New York, NY 10022 (212) 421-7850

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Andrew W. Ment

Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018

(212) 841-1012

March 25, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18725U109	SCHEDULE 13D	Page 2 of 11

1	NAMES OF REPORTING PERSONS FOREST LABORATORIES, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,271,500†*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,206,110†*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,206,110†*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.9%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

†	See Items 4 and 5
*	Beneficial ownership of the common stock, par value $0.01 per share (“Clinical Data Common Stock”), of Clinical Data, Inc., a Delaware corporation (“Clinical Data”), is being reported hereunder because the Reporting Person may be deemed to have beneficial ownership of such Clinical Data Common Stock by virtue of the Securityholder Tender and Support Agreement described in Item 4 (the “Support Agreement”). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Clinical Data Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

The shares of Clinical Data Common Stock over which the Reporting Person may be deemed to have shared voting power are comprised of the 11,271,500 outstanding shares of Clinical Data Common Stock that are currently subject to the Support Agreement. Upon the conversion or exercise of any security convertible into or exchangeable for any Clinical Data Common Stock by the parties to the Support Agreement, such shares of Clinical Data Common Stock acquired upon exercise thereof shall be included under the Support Agreement and the Reporting Person may be deemed to have beneficial ownership of such additional shares of Clinical Data Common Stock, if any.

The shares of Clinical Data Common Stock over which the Reporting Person may be deemed to have shared dispositive power are comprised of the (i) 11,271,500 outstanding of Clinical Data Common Stock that are currently subject to the Support Agreement; plus (ii) 3,824,011 shares of Clinical Data Common Stock underlying the Clinical Data Warrants (as defined in Item 4) that are subject to the Support Agreement; and plus (iii) 6,110,599 shares of Clinical Data Common Stock underlying Clinical Data Notes (as defined in Item 4) that are subject to the Support Agreement.

**	The percentages used herein are calculated based on an aggregate total of 40,889,519 shares of Clinical Data Common Stock consisting of (i) 30,954,909 shares of Clinical Data Common Stock issued and outstanding as of February 8, 2011, which number is reported in Clinical Data’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 9, 2011; plus (ii) 3,824,011 shares of Clinical Data Common Stock underlying the Clinical Data Warrants that are subject to the Support Agreement; and plus (iii) 6,110,599 shares of Clinical Data Common Stock underlying Clinical Data Notes that are subject to the Support Agreement.

CUSIP No. 18725U109	SCHEDULE 13D	Page 3 of 11

1	NAMES OF REPORTING PERSONS FL HOLDING C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,271,500†*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,206,110†*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,206,110†*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.9%**
14	TYPE OF REPORTING PERSON (See Instructions) PN

†	See Items 4 and 5
*	Beneficial ownership of the Clinical Data Common Stock is being reported hereunder because the Reporting Person may be deemed to have beneficial ownership of such Clinical Data Common Stock by virtue of the Support Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Clinical Data Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

The shares of Clinical Data Common Stock over which the Reporting Person may be deemed to have shared voting power are comprised of the 11,271,500 outstanding shares of Clinical Data Common Stock that are currently subject to the Support Agreement. Upon the conversion or exercise of any security convertible into or exchangeable for any Clinical Data Common Stock by the parties to the Support Agreement, such shares of Clinical Data Common Stock acquired upon exercise thereof shall be included under the Support Agreement and the Reporting Person may be deemed to have beneficial ownership of such additional shares of Clinical Data Common Stock, if any.

The shares of Clinical Data Common Stock over which the Reporting Person may be deemed to have shared dispositive power are comprised of the (i) 11,271,500 outstanding of Clinical Data Common Stock that are currently subject to the Support Agreement; plus (ii) 3,824,011 shares of Clinical Data Common Stock underlying the Clinical Data Warrants (as defined in Item 4) that are subject to the Support Agreement; and plus (iii) 6,110,599 shares of Clinical Data Common Stock underlying Clinical Data Notes (as defined in Item 4) that are subject to the Support Agreement.

**	The percentages used herein are calculated based on an aggregate total of 40,889,519 shares of Clinical Data Common Stock consisting of (i) 30,954,909 shares of Clinical Data Common Stock issued and outstanding as of February 8, 2011, which number is reported in Clinical Data’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 9, 2011; plus (ii) 3,824,011 shares of Clinical Data Common Stock underlying the Clinical Data Warrants that are subject to the Support Agreement; and plus (iii) 6,110,599 shares of Clinical Data Common Stock underlying Clinical Data Notes that are subject to the Support Agreement.

CUSIP No. 18725U109	SCHEDULE 13D	Page 4 of 11

1	NAMES OF REPORTING PERSONS FLI INTERNATIONAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,271,500†*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,206,110†*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,206,110†*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.9%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

†	See Items 4 and 5
*	Beneficial ownership of the Clinical Data Common Stock is being reported hereunder because the Reporting Person may be deemed to have beneficial ownership of such Clinical Data Common Stock by virtue of the Support Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Clinical Data Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

The shares of Clinical Data Common Stock over which the Reporting Person may be deemed to have shared voting power are comprised of the 11,271,500 outstanding shares of Clinical Data Common Stock that are currently subject to the Support Agreement. Upon the conversion or exercise of any security convertible into or exchangeable for any Clinical Data Common Stock by the parties to the Support Agreements, such shares of Clinical Data Common Stock acquired upon exercise thereof shall be included under the Support Agreement and the Reporting Person may be deemed to have beneficial ownership of such additional shares of Clinical Data Common Stock, if any.

The shares of Clinical Data Common Stock over which the Reporting Person may be deemed to have shared dispositive power are comprised of the (i) 11,271,500 outstanding of Clinical Data Common Stock that are currently subject to the Support Agreement; plus (ii) 3,824,011 shares of Clinical Data Common Stock underlying the Clinical Data Warrants (as defined in Item 4) that are subject to the Support Agreement; and plus (iii) 6,110,599 shares of Clinical Data Common Stock underlying Clinical Data Notes (as defined in Item 4) that are subject to the Support Agreement.

**	The percentages used herein are calculated based on an aggregate total of 40,889,519 shares of Clinical Data Common Stock consisting of (i) 30,954,909 shares of Clinical Data Common Stock issued and outstanding as of February 8, 2011, which number is reported in Clinical Data’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 9, 2011; plus (ii) 3,824,011 shares of Clinical Data Common Stock underlying the Clinical Data Warrants that are subject to the Support Agreement; and plus (iii) 6,110,599 shares of Clinical Data Common Stock underlying Clinical Data Notes that are subject to the Support Agreement.

CUSIP No. 18725U109	SCHEDULE 13D	Page 5 of 11

1	NAMES OF REPORTING PERSONS DOGWOOD HOLDING CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,271,500†*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,206,110†*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,206,110†*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.9%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

†	See Items 4 and 5
*	Beneficial ownership of the Clinical Data Common Stock is being reported hereunder because the Reporting Person may be deemed to have beneficial ownership of such Clinical Data Common Stock by virtue of the Support Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Clinical Data Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

The shares of Clinical Data Common Stock over which the Reporting Person may be deemed to have shared voting power are comprised of the 11,271,500 outstanding shares of Clinical Data Common Stock that are currently subject to the Support Agreement. Upon the conversion or exercise of any security convertible into or exchangeable for any Clinical Data Common Stock by the parties to the Support Agreement, such shares of Clinical Data Common Stock acquired upon exercise thereof shall be included under the Support Agreement and the Reporting Person may be deemed to have beneficial ownership of such additional shares of Clinical Data Common Stock, if any.

The shares of Clinical Data Common Stock over which the Reporting Person may be deemed to have shared dispositive power are comprised of the (i) 11,271,500 outstanding of Clinical Data Common Stock that are currently subject to the Support Agreement; plus (ii) 3,824,011 shares of Clinical Data Common Stock underlying the Clinical Data Warrants (as defined in Item 4) that are subject to the Support Agreement; and plus (iii) 6,110,599 shares of Clinical Data Common Stock underlying Clinical Data Notes (as defined in Item 4) that are subject to the Support Agreement.

**	The percentages used herein are calculated based on an aggregate total of 40,889,519 shares of Clinical Data Common Stock consisting of (i) 30,954,909 shares of Clinical Data Common Stock issued and outstanding as of February 8, 2011, which number is reported in Clinical Data’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 9, 2011; plus (ii) 3,824,011 shares of Clinical Data Common Stock underlying the Clinical Data Warrants that are subject to the Support Agreement; and plus (iii) 6,110,599 shares of Clinical Data Common Stock underlying Clinical Data Notes that are subject to the Support Agreement.

CUSIP No. 18725U109	SCHEDULE 13D	Page 6 of 11

1	NAMES OF REPORTING PERSONS MAGNOLIA ACQUISITION CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,271,500†*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,206,110†*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,206,110†*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.9%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

†	See Items 4 and 5 of the Schedule 13D filed by Forest Laboratories, Inc. with the U.S. Securities and Exchange Commission (the “SEC”) on March 4, 2011, as amended hereby
*	Beneficial ownership of the Clinical Data Common Stock is being reported hereunder because the Reporting Person may be deemed to have beneficial ownership of such Clinical Data Common Stock by virtue of the Support Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Clinical Data Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

The shares of Clinical Data Common Stock over which the Reporting Person may be deemed to have shared voting power are comprised of the 11,271,500 outstanding shares of Clinical Data Common Stock that are currently subject to the Support Agreement. Upon the conversion or exercise of any security convertible into or exchangeable for any Clinical Data Common Stock by the parties to the Support Agreement, such shares of Clinical Data Common Stock acquired upon exercise thereof shall be included under the Support Agreement and the Reporting Person may be deemed to have beneficial ownership of such additional shares of Clinical Data Common Stock, if any.

The shares of Clinical Data Common Stock over which the Reporting Person may be deemed to have shared dispositive power are comprised of the (i) 11,271,500 outstanding of Clinical Data Common Stock that are currently subject to the Support Agreement; plus (ii) 3,824,011 shares of Clinical Data Common Stock underlying the Clinical Data Warrants (as defined in Item 4) that are subject to the Support Agreement; and plus (iii) 6,110,599 shares of Clinical Data Common Stock underlying Clinical Data Notes (as defined in Item 4) that are subject to the Support Agreement.

**	The percentages used herein are calculated based on an aggregate total of 40,889,519 shares of Clinical Data Common Stock consisting of (i) 30,954,909 shares of Clinical Data Common Stock issued and outstanding as of February 8, 2011, which number is reported in Clinical Data’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 9, 2011; plus (ii) 3,824,011 shares of Clinical Data Common Stock underlying the Clinical Data Warrants that are subject to the Support Agreement; and plus (iii) 6,110,599 shares of Clinical Data Common Stock underlying Clinical Data Notes that are subject to the Support Agreement.

CUSIP No. 18725U109	SCHEDULE 13D	Page 7 of 11

Introductory Note

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, this Amendment No. 1 (this “Amendment”), amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 2, 2011 (the “Schedule 13D) on behalf of Magnolia Acquisition Corp., a Delaware corporation; FL Holding C.V., a limited partnership organized under the laws of the Netherlands; FLI International LLC, a Delaware limited liability company; and Forest Laboratories, Inc., a Delaware corporation. In addition, this Amendment is also filed on behalf of Dogwood Holding Corp., a Delaware Corporation. As the result of an internal restructuring involving Magnolia Acquisition Corp. and FL Holding C.V., Dogwood Holding Corp. was formed as a wholly-owned subsidiary of FL Holding C.V. on March 4, 2011 and subsequently acquired 100% of the voting securities of Magnolia Acquisition Corp. pursuant to a Contribution Agreement, dated March 25, 2011, by and between FL Holding C.V. and Dogwood Holding Corp. As described in greater detail below, due to the existing relationships described under Item 2 and the transactions described in Item 3 and Item 4, Magnolia Acquisition Corp., FL Holding C.V., FLI International LLC, Forest Laboratories, Inc., and Dogwood Holding Corp. may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934. Accordingly, this Amendment relates to the common stock, par value $0.01 per share, of Clinical Data, Inc., a Delaware corporation, and is being filed to report the inclusion of Dogwood Holding Corp. as an additional reporting person. Capitalized terms used in this Amendment but not otherwise defined herein have the meanings set forth in the Schedule 13D.

SCHEDULE 13D

Item 2.	Identity and Background

The first paragraph of subsection (a) of Item 2 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

“(a) This Schedule 13D is being filed jointly on behalf of the following reporting persons: (i) Magnolia Acquisition Corp., a Delaware corporation (“Magnolia”); (ii) Dogwood Holding Corp., a Delaware corporation and owner of 100% of the voting securities of Magnolia (“Dogwood”); (iii) FL Holding C.V., a limited partnership organized under the laws of the Netherlands and owner of 100% of the voting securities of Dogwood (“FL Holding”); (iv) FLI International LLC, a Delaware limited liability company and the sole general partner of FL Holding (“FLI International”); and (v) Forest Laboratories, Inc., a Delaware corporation and owner of 100% of the voting securities of FLI International and 99% of the limited partnership interests of FL Holding (“Forest” and together with Magnolia, Dogwood, FLI International and FL Holding, the “Forest Group”).

Subsection (a) of Item 2 of the Schedule 13D is hereby amended and supplemented to include the following at the end thereof:

“A Second Joint Filing Agreement among the Forest Group entities is attached as Exhibit 5 hereto. As a result of the existing relationships described under this Item 2 and the transactions described in Items 3 and 4, the Forest Group entities may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). However, neither the filing of this Schedule 13D nor anything contained herein shall be construed as an admission that all or any of the Forest Group entities constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. Each of the Forest Group entities is responsible for the completeness and accuracy of the information concerning him or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. Each of the Forest Group entities expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Forest Group entity’s management and control.”

Subsection (b) of Item 2 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

CUSIP No. 18725U109	SCHEDULE 13D	Page 8 of 11

“(b) The principal business address of Forest is Forest Laboratories, Inc., 909 Third Avenue, New York, New York 10019. The principal business address of each of FLI International, Dogwood and Magnolia is c/o Forest Laboratories, Inc., 909 Third Avenue, New York, New York 10019. The principal business address of FL Holding is Cox Hallett Wilkson, Cumberland House, 1 Victoria Street, 9th Floor, Hamilton, Bermuda HM11. The directors and executive officers of each of the Forest Group entities, and their respective business addresses, are set forth in Schedule A hereto.”

Subsection (f) of Item 2 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

“(f) Forest, Dogwood and Magnolia are each corporations organized under the laws of the State of Delaware. FLI International is a limited liability company organized under the laws of the State of Delaware. FL Holding is a limited partnership organized under the laws of the Netherlands. Except as otherwise indicated on Schedule A hereto, each of the individuals referred to on Schedule A hereto is a citizen of the United States of America.”

Item 4.	Purpose of Transaction

The first sentence of the third paragraph in subsection (a)–(b) of Item 4 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

“As soon as practicable after the consummation of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Magnolia will merge with and into Clinical Data (the “Merger”) and Clinical Data will become a wholly owned subsidiary of Dogwood, and an indirect wholly owned subsidiary of each of FL Holding and Forest.”

Subsection (c) – (d) – (e) – (f) – (g) of Item 4 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

“(c) – (d) – (e) – (f) – (g) Upon the consummation of the Offer and the Merger, the Forest Group intends to integrate the operations of the Clinical Data business into the operations of the Forest Group generally. In furtherance of the preceding, Dogwood was formed as a wholly-owned subsidiary of FL Holding on March 4, 2011 and subsequently acquired 100% of the voting securities of Magnolia pursuant to a pursuant to a Contribution Agreement, dated March 25, 2011, by and between FL Holding and Dogwood. Moreover, as indicated above in subsection (a)–(b) of this Item 4, as a result of the Merger, Clinical Data will become a wholly owned subsidiary of Dogwood, and an indirect wholly owned subsidiary of each of FL Holding and Forest. Magnolia currently intends that no dividends will be declared on the Clinical Data Common Stock prior to the acquisition of the entire equity interest in Clinical Data.”

Item 5.	Interest in Securities of the Issuer

The last sentence of the first paragraph in subsection (a) and (b) of Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

“Notwithstanding the preceding, each of Forest, FLI International, FL Holding, Dogwood and Magnolia hereby disclaim beneficial ownership of such shares of Clinical Data Common Stock and this Schedule 13D shall not be construed as an admission that any of Forest, FLI International, FL Holding, Dogwood or Magnolia is, for any or all purposes, the beneficial owner of the securities covered by this Schedule 13D.”

Subsection (c) of Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

“(c) Except as described in this Schedule 13D, there have been no transactions in the shares of Common Stock effected by any of the Forest Group entities, or, to the best of the knowledge of the Forest Group entities, any person or entity identified on Schedule A hereto, during the last 60 days.”

Item 7.	Material to Be Filed as Exhibits

CUSIP No. 18725U109	SCHEDULE 13D	Page 9 of 11

Item 7 of the Schedule 13D is hereby amended and supplemented to include the following at the end thereof:

“Exhibit 5.	Second Joint Filing Agreement, dated as of March 25, 2011, by and among FL Holding C.V., Magnolia Acquisition Corp., Forest Laboratories, Inc., FLI International LLC and Dogwood Holding Corp.”

Schedule A

Schedule A of the Schedule 13D is hereby amended and supplemented to include the following at the end thereof:

Directors and Executive Officers of Dogwood:

The name and current principal occupation or employment of each director and executive officer of Magnolia are as set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Forest. The business address of each of the below individuals is 909 Third Avenue, New York, New York 10022. All directors and officers set forth below are United States citizens.

Name	Present Principal Occupation Including Name and Address of Employer

Directors

Howard Solomon	President, Chairman of the Board and Chief Executive Officer

David Solomon	Senior Vice President – Corporate Development and Strategic Planning

Officers

Howard Solomon	President, Chairman of the Board and Chief Executive Officer

Francis I. Perier, Jr.	Executive Vice President – Finance and Administration and Chief Financial Officer

David Solomon	Senior Vice President – Corporate Development and Strategic Planning

Rita Weinberger	Vice President and Controller

CUSIP No. 18725U109	SCHEDULE 13D	Page 10 of 11

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Forest Laboratories, Inc.

By: /s/ David Solomon
Name: David Solomon
Title: Senior Vice President – Corporate Development and Strategic Planning
Date: March 25, 2011

FLI International LLC

By: /s/ David Solomon
Name: David Solomon
Title: Vice President
Date: March 25, 2011

FL Holding CV

By FLI International LLC, its General Partner

By: /s/ David Solomon
Name: David Solomon
Title: Vice President
Date: March 25, 2011

Dogwood Holding Corp.

By: /s/ David Solomon
Name: David Solomon
Title: Vice President
Date: March 25, 2011

Magnolia Acquisition Corp.

By: /s/ David Solomon
Name: David Solomon
Title: Vice President
Date: March 25, 2011

CUSIP No. 18725U109	SCHEDULE 13D	Page 11 of 11

Exhibit 5

SECOND JOINT FILING AGREEMENT

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to the Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Amendment No. 1 to the Schedule 13D and any subsequent amendments thereto jointly on behalf of each such party.

This Second Joint Filing Agreement supersedes the Joint Filing Agreement attached as Exhibit 4 to the Schedule 13D filed by Forest Laboratories, Inc. with the U.S. Securities and Exchange Commission on March 4, 2011.

The execution and filing of this agreement shall not be construed as an admission that the below-named parties are a group, or have agreed to act as a group.

Dated: March 25, 2011

Forest Laboratories, Inc.

By: /s/ David Solomon
Name: David Solomon Title: Senior Vice President – Corporate Development and Strategic Planning Date: March 25, 2011

FLI International LLC

By: /s/ David Solomon
Name: David Solomon Title: Vice President Date: March 25, 2011

FL Holding CV

By FLI International LLC, its General Partner

By: /s/ David Solomon
Name: David Solomon Title: Vice President Date: March 25, 2011

Dogwood Holding Corp.

By: /s/ David Solomon
Name: David Solomon Title: Vice President Date: March 25, 2011

Magnolia Acquisition Corp.

By: /s/ David Solomon
Name: David Solomon
Title: Vice President Date: March 25, 2011